Dimensional

November 30, 2010

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Ms. Linda Stirling

Re:	DFA Investment Dimensions Group Inc.
File Nos. 2-73948 and 811-3258

Dear Ms. Stirling:

On behalf of DFA Investment Dimensions Group Inc. (the “Registrant”), following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 122/123 to the Registration Statement of the Registrant (the “Amendment”), relating to the Class R2A shares of the Emerging Markets Value Portfolio, filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 12, 2010, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(1) under the Securities Act of 1933, as amended.

Each SEC Staff comment is summarized below, followed by the Registrant’s responses to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

1.         Comment.  Please revise the first footnote to the “Annual Fund Operating Expenses” table so that the footnote only includes information that is required by or permitted by Form N-1A.

Response.  The requested revisions have been made.

2.         Comment.  Please revise the first paragraph under the heading entitled “Performance” to reduce duplicative disclosure.

Response.  The requested revision has been made.

3.         Comment.  Do the Class R2A shares have a required minimum investment amount?

Response.  No, the Class R2A shares do not have a required minimum investment amount.

* * * * * *

In connection with the Registrant’s response to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Valerie A. Brown
Valerie A. Brown, Esq.
Vice President
DFA Investment Dimensions Group Inc.